

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

Via E-mail
John Wallin
Chairman and Chief Executive Officer
Accelera Innovations, Inc.
20511 Abbey Drive
Frankfort, Illinois 60423

   Re: Accelera Innovations, Inc.
     Form 10-K for the Year Ended December 31, 2011
     Filed April 16, 2012
     File No. 0-53392

Dear Mr. Wallin:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Lilyanna L. Peyser for

       Mara L. Ransom
       Assistant Director